APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

FIESTA RENTALS LLC
Balance Sheet - unaudited
For the period ended [12/31/2019]

	Current Period	Prior Period
	31-Dec-19	[Balance DATE]
ASSETS		
Current Assets:		
Cash	$ 5,000.00	$ -
Petty Cash	2,000.00	-
Accounts Receivables	4,000.00	-
Inventory	6,000.00	-
Prepaid Expenses	3,000.00	-
Total Current Assets	20,000.00	-
Fixed Assets:		
Furniture and Equipment	74,000.00	-
Computer Equipment	3,000.00	-
Vehicles	20,000.00	-
Less: Accumulated Depreciation	10,000.00	-
Total Fixed Assets	107,000.00	-
Other Assets:		
Security Deposits	3,000.00	-
Other Assets	1,000.00	-
Total Other Assets	4,000.00	-
TOTAL ASSETS	$ 131,000.00	$ -
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	9,000.00	-
Total Current Liabilities	9,000.00	-
Long-Term Liabilities:		
Notes Payable	-	-
Total Long-Term Liabilities	-	-
EQUITY		
Capital Stock/Partner's Equity	109,587.00	-
Opening Retained Earnings	10,000.00	-
Dividends Paid/Owner's Draw	5,000.00	-
Net Income (Loss)	(2,587.00)	-
Total Equity	122,000.00	-
TOTAL LIABILITIES & EQUITY	$ 131,000.00	$ -

FIESTA RENTALS LLC
Income Statement - unaudited
For the periods ended [12/31/2019]

	Current Period [02/02/2019] to [12/31/2019]	Prior Period [Start Date] to [End Date]
REVENUES	61,000	
Sales	$ 61,000.00	$ -
Other Revenue	-	-
TOTAL REVENUES	**61,000.00**	-
COST OF GOODS SOLD		
Cost of Sales	1,000.00	-
Supplies	5,000.00	-
Other Direct Costs	500.00	-
TOTAL COST OF GOODS SOLD	6,500.00	-
GROSS PROFIT (LOSS)	54,500.00	-
OPERATING EXPENSES		
Advertising and Promotion	7,400.00	-
Bank Service Charges	300.00	-
Business Licenses and Permits	2,000.00	-
Computer and Internet	1,000.00	-
Depreciation	15,000.00	-
Dues and Subscriptions	500.00	-
Insurance	2,000.00	-
Meals and Entertainment	1,000.00	-
Miscellaneous Expense	500.00	-
Office Supplies	500.00	-
Payroll Processing	500.00	-
Professional Services - Legal, Accounting	500.00	-
Occupancy	-	-
Rental Payments	2,000.00	-
Salaries	15,000.00	-
Payroll Taxes and Benefits	1,125.00	-
Travel	2,000.00	-
Utilities	500.00	-
Website Development	5,000.00	-
TOTAL OPERATING EXPENSES	56,825.00	-
OPERATING PROFIT (LOSS)	(2,325.00)	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ (2,325.00)	$ -

FIESTA RENTALS LLC
Statement of Cash Flow - unaudited
For the period ended [05/10/2020]

	Current Period [Start Date] to [End Date]	Prior Period [Start Date] to [End Date]
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	(2,235)	-
Adjustments to Reconcile Net Income to Net Cash Flows From Operating Activities:		
Depreciation		-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory		-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable		-
Total Adjustments		-
Net Cash Flows From Operating Activities		-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	-	-
CASH - BEGINNING	40,000	-
CASH - ENDING	5,000	-

I, Jossemar Tejada, certify that:

1. The financial statements of Fiesta Rentals LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Fiesta Rentals LLC included in this Form reflects accurately the information reported on the tax return for Fiesta Rentals LLC for the fiscal year ended 2019 (most recently available as of the Date of this Form C).

Signature   *Jossemar Tejada*

Name: Jossemar Tejada

Title: CEO